Exhibit (a)(1)(e)

FORM OF
PROMISE TO GRANT STOCK OPTION

TO

In exchange for your agreement to cancel (i) some or all of your outstanding stock options to purchase shares of SonicWALL, Inc. (SonicWALL) common stock that you received from SonicWALL with exercise prices equal to or greater than $10.00 per share and (ii) all of your outstanding stock options that were granted to you on or after July 9, 2002 regardless of exercise price, SonicWALL hereby promises to grant you a stock option to purchase [            ] shares of SonicWALL’s common stock granted under one of the following stock option plans, depending on the origin of your grant: the 1994 Stock Option Plan or the 1998 Stock Option Plan (the “New Option”). We will grant the New Option on August 11, 2003.

The exercise price of each New Option will be the closing price of SonicWALL common stock on August 11, 2003.

Each New Option will have the same vesting schedule as the old option (subject to your continued employment with SonicWALL or one of its subsidiaries through each vesting date), with vesting credit being given for shares that would have vested under your old option, including the 6 month and 1 day period between the cancellation date of your old options and the grant date of your New Option. Thus, on the grant date of your New Option, the New Option will be vested to the same extent that your old options would be vested if you chose not to participate in the exchange.

Each New Option will be subject to the standard terms and conditions of the stock option plan under which it is granted and the appropriate form of stock option agreement thereunder.

Before the grant of the New Option on August 11, 2003, it is possible that SonicWALL may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this Promise) is evidence of a binding commitment that SonicWALL’s successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on August 11, 2003. However, the type of stock and the number of shares covered by each New Option would be determined in the same way as the consideration received by outstanding option holders is determined at the time of the acquisition. Such New Option would generally have an exercise price equal to the fair market value of the acquiror’s stock on the grant date of the New Option.

To receive your New Option, you must continue to be employed by SonicWALL (or one of its subsidiaries or successors) as of August 11, 2003. This Promise does not constitute a guarantee of employment with SonicWALL or any of its subsidiaries for any period. Your employment with SonicWALL or its subsidiaries will remain “at will” and can be terminated by you or SonicWALL at any time, with or without cause or notice. If your employment with SonicWALL or one of its subsidiaries or successors terminates before August 11, 2003, for any reason, you will lose all rights under this Promise to receive a New Option.

This Promise is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the letter from William Roach, dated January 9, 2003; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and SonicWALL with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of SonicWALL.

SONICWALL, INC.

By:

Date:

Title:

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